UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

SP ACQUISITION HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78470A104
(CUSIP Number)

July 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON SP ACQ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,653,412
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,653,412
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,653,412
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON STEEL PARTNERS II LIQUIDATING SERIES TRUST - SERIES F
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 668,988
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 668,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,988
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 668,988
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 668,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,988
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 668,988
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 668,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,988
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 668,988
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 668,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,988
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 78470A104

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,322,400
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,322,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,322,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78470A104

Item 1.

(a)           Name of Issuer:

SP Acquisition Holdings, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 32nd Floor
New York, NY 10022

Item 2.

(a)           Name of Person Filing:

This statement is filed by SP Acq LLC, a Delaware limited liability company, Steel Partners II Liquidating Series Trust - Series F, a Delaware statutory trust (“Steel Partners Trust”), Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), Steel Partners II GP LLC, a Delaware limited liability company (“Steel Partners GP”), and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Warren G. Lichtenstein is the Managing Member of SP Acq LLC.  By virtue of this relationship, Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of the Issuer owned by SP Acq LLC.

Steel Partners II, as nominee, holds the shares of Common Stock of the Issuer beneficially owned by Steel Partners Trust.  Partners LLC is the manager of Steel Partners II and Steel Partners Trust.  Steel Partners GP is the general partner of Steel Partners II and the liquidating trustee of Steel Partners Trust.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel Partners GP.  By virtue of these relationships, each of Steel Partners II, Partners LLC, Steel Partners GP and Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Steel Partners Trust.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

(b)           Address of Principal Business Office or, if none, Residence:

The principal business address of each of SP Acq LLC, Steel Partners Trust, Steel Partners II, Partners LLC, Steel Partners GP and Warren G. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Citizenship:

SP Acq LLC, Steel Partners Trust, Steel Partners II, Partners LLC and Steel Partners GP are organized under the laws of the State of Delaware.  Warren G. Lichtenstein is a citizen of the United States of America.

CUSIP NO. 78470A104

(d)           Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)           CUSIP Number:

78470A104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

SP Acq LLC

(a)           Amount beneficially owned:

9,653,412 shares of Common Stock*

(b)           Percent of class:

17.8% (based upon 54,112,000 shares of Common Stock outstanding, which is the total number of shares outstanding as of May 7, 2009 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009).

CUSIP NO. 78470A104

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares of Common Stock

(ii)	Shared power to vote or to direct the vote

9,653,412 shares of Common Stock*

(iii)	Sole power to dispose or to direct the disposition of

0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of

9,653,412 shares of Common Stock*

*	By virtue of his relationship with SP Acq LLC, Mr. Lichtenstein may be deemed to beneficially own the 9,653,412 shares of Common Stock held by SP Acq LLC.

Steel Partners Trust

(a)	Amount beneficially owned:

668,988 shares of Common Stock**

(b)	Percent of class:

1.2% (based upon 54,112,000 shares of Common Stock outstanding, which is the total number of shares outstanding as of May 7, 2009 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares of Common Stock

(ii)	Shared power to vote or to direct the vote

668,988 shares of Common Stock**

(iii)	Sole power to dispose or to direct the disposition of

0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of

CUSIP NO. 78470A104

668,988 shares of Common Stock**

**
By virtue of their relationship with Steel Partners Trust, each of Steel Partners II, Partners LLC, Steel Partners GP and Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock beneficially owned by Steel Partners Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1
Joint Filing Agreement by and among SP Acq LLC, Steel Partners II Liquidating Series Trust - Series F, Steel Partners II, L.P., Steel Partners LLC, Steel Partners II GP LLC and Warren G. Lichtenstein, dated July 16, 2009.

Exhibit 99.2	Powers of Attorney.

CUSIP NO. 78470A104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2009	SP ACQ LLC

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II LIQUIDATING SERIES TRUST - SERIES F

By:	Steel Partners II GP LLC Liquidating Trustee

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

CUSIP NO. 78470A104

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein